Exhibit 99.2

Limited Review Report – Standalone Financial Results

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (the ‘Company’) for the quarter ended September 30, 2017 and year to date from April 01, 2017 to September 30, 2017 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, Interim Financial Reporting (Ind AS 34) prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 is the responsibility of the Company’s management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review.

We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the applicable Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

/s/ Kaustav Ghose
per Kaustav Ghose Partner Membership No.: 57828 Place: Hyderabad Date: October 31, 2017

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2017

All amounts in Indian Rupees millions

Sl.		Quarter ended			Half year ended		Year ended
No.	Particulars	30.09.2017	30.06.2017	30.09.2016	30.09.2017	30.09.2016	31.03.2017
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Net sales / income from operations	22,380	20,721	26,059	43,101	47,566	95,868
	b) License fees and service income	82	64	49	146	90	413
	c) Other operating income	81	112	167	193	256	917
	Total revenue from operations	22,543	20,897	26,275	43,440	47,912	97,198

2	Other income	404	488	639	892	4,446	5,912

	Total income (1 + 2)	22,947	21,385	26,914	44,332	52,358	103,110

3	Expenses
	a) Cost of materials consumed	4,471	4,931	4,904	9,402	9,840	18,176
	b) Purchase of traded goods	1,696	1,188	1,816	2,884	3,410	6,715
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	450	(392)	(83)	58	(1,334)	19
	d) Employee benefits expense	4,525	4,505	4,802	9,030	9,486	18,033
	e) Selling expenses	2,475	2,783	2,636	5,258	5,157	9,985
	f) Depreciation and amortisation expense	1,948	1,910	1,893	3,858	3,618	7,351
	g) Finance costs	190	164	123	354	249	572
	h) Other expenditure	5,790	6,398	6,731	12,188	13,415	26,814

	Total expenses	21,545	21,487	22,822	43,032	43,841	87,665

4	Profit / (loss) before tax (1 + 2 - 3)	1,402	(102)	4,092	1,300	8,517	15,445

5	Tax expense
	a) Current tax	326	-	673	326	1,567	1,826
	b) Deferred tax	69	(29)	287	40	(273)	(222)

6	Net profit / (loss) for the period / year (4 - 5)	1,007	(73)	3,132	934	7,223	13,841

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	(3)	(2)	9	(5)	7	(31)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	15
	b) (i) Items that will be reclassified to profit or loss	(142)	110	3	(32)	(138)	475
	(ii) Income tax relating to items that will be reclassified to profit or loss	49	(38)	(36)	11	(17)	(51)

	Total other comprehensive income	(96)	70	(24)	(26)	(148)	408

8	Total comprehensive income (6 + 7)	911	(3)	3,108	908	7,075	14,249

9	Paid-up equity share capital (face value Rs. 5/- each)	829	829	829	829	829	829

10	Other equity						115,177

11	Earnings per equity share (face value Rs. 5/- each)
	Basic	6.07	(0.44)	18.91	5.63	43.10	83.05
	Diluted	6.06	(0.44)	18.86	5.62	43.00	82.88
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2017

Segment information				All amounts in Indian Rupees millions
Sl.		Quarter ended			Half year ended		Year ended
No.	Particulars	30.09.2017	30.06.2017	30.09.2016	30.09.2017	30.09.2016	31.03.2017
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	6,189	4,679	5,979	10,868	11,227	22,564
	b) Global Generics	17,774	17,379	21,928	35,153	39,848	80,277
	c) Proprietary Products	29	27	-	56	-	417
	Total	23,992	22,085	27,907	46,077	51,075	103,258

	Less: Inter-segment revenue	1,449	1,188	1,632	2,637	3,163	6,066
	Add: Other un-allocable income	-	-	-	-	-	6
	Total revenue from operations	22,543	20,897	26,275	43,440	47,912	97,198

2	Segment results:
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	209	(651)	(250)	(442)	(993)	(1,446)
	b) Global Generics	3,046	1,600	5,178	4,646	9,043	17,817
	c) Proprietary Products	(876)	(1,046)	(871)	(1,922)	(1,621)	(3,124)
	Total	2,379	(97)	4,057	2,282	6,429	13,247

	Less: (i) Finance costs	190	164	123	354	249	572
	(ii) Other un-allocable expenditure / (income), net	787	(159)	(158)	628	(2,337)	(2,770)
	Total profit before tax	1,402	(102)	4,092	1,300	8,517	15,445

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The Company adopted Indian Accounting Standards (“Ind AS”) from 1 April 2016 and accordingly these results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34, Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and other accounting pronouncements generally accepted in India. Financial results for all the periods presented have been prepared in accordance with the recognition and measurement principles of Ind AS 34.

2	Post implementation of Goods and Services Tax (“GST”) with effect from 1 July 2017, revenue from operations is disclosed net of GST. Revenue from operations for the earlier periods included excise duty which is now subsumed in the GST. Revenue from operations for the half year ended 30 September 2017 includes excise duty upto 30 June 2017. Accordingly, revenue from operations for the quarter and half year ended 30 September 2017 are not comparable with those of the previous periods presented.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. We have received Establishment Inspection report from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed.

4	On 26 September 2016, the Bombay High court dismissed the writ petition filed by the Indian Pharmaceutical Alliance in July 2014 contending the validity of certain notifications issued in July 2014 by the National Pharmaceutical Pricing Authority. Consequently, during the quarter ended 30 September 2016, an amount of Rs. 344 million was recorded as a potential liability including the interest thereon. The aforesaid amount was included under “selling expenses”.

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2017

5	Balance sheet	All amounts in Indian Rupees millions

	As at	As at
Particulars	30.09.2017	31.03.2017
	(Unaudited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	40,702	40,433
Capital work-in-progress	5,293	5,400
Goodwill	323	323
Other intangible assets	7,480	7,665
Financial assets
Investments	18,023	18,028
Trade receivables	217	206
Loans	2,010	1,932
Other financial assets	474	462
Deferred tax assets, net	792	821
Tax assets, net	3,240	2,892
Other non-current assets	841	372
Total non-current assets	79,395	78,534

Current assets
Inventories	17,977	18,097
Financial assets
Investments	13,073	12,991
Trade receivables	44,006	44,054
Cash and cash equivalents	962	668
Other financial assets	506	1,057
Other current assets	10,448	9,071
Total current assets	86,972	85,938
TOTAL ASSETS	166,367	164,472

EQUITY AND LIABILITIES
Equity
Equity share capital	829	829
Other equity	112,307	115,177
Total Equity	113,136	116,006

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	4,887	4,852
Provisions	497	623
Other non-current liabilities	358	411
Total non-current liabilities	5,742	5,886

Current liabilities
Financial liabilities
Borrowings	22,857	18,699
Trade payables	8,960	7,787
Other financial liabilities	11,872	11,556
Provisions	1,946	2,084
Other current liabilities	1,854	2,454
Total current liabilities	47,489	42,580
TOTAL EQUITY AND LIABILITIES	166,367	164,472

6	The unaudited results have been reviewed by the Audit Committee of the Board on 30 October 2017 and approved by the Board of Directors of the Company at their meeting held on 31 October 2017.

7	The results for the quarter and half year ended 30 September 2017 presented were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 31 October 2017	Co-Chairman & Chief Executive Officer